UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report
ASSOCIATED MATERIALS, LLC
(Exact name of registrant as specified in its charter)

Delaware	000-24956	75-1872487
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3773 State Rd., Cuyahoga Falls, Ohio	44223
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (330) 929-1811

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01	Conflict Minerals Disclosure
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, adopted pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), Associated Materials, LLC (the “Company”) has determined that certain products it manufactures or contracts to manufacture contain conflict minerals, specifically tin, which is necessary to the functionality or production of its products. However, after conducting a reasonable country of origin inquiry, the Company determined that it has no reason to believe that its conflict minerals originated in the Democratic Republic of Congo (“DRC”) or an adjoining country.

In order to make this determination, the Company sent inquiries to all raw material suppliers requesting that they provide formal representation regarding the origin of conflict minerals they have supplied to the Company for the period January 1, 2013 through December 31, 2013. Acknowledgments were obtained from substantially all of the Company’s raw material suppliers to confirm that its raw materials do not contain any conflict minerals sourced from mines in the DRC or adjoining countries. Based on its reasonable country of origin inquiry, the Company has no reason to believe that its conflict minerals may have originated in the DRC or an adjoining country. As a result of the process described above, the Company is not required to file a Conflict Minerals Report.

A copy of the Company’s Conflict Minerals Disclosure is publicly available at: www.associatedmaterials.com. Information contained in or accessible through the Company’s website is not a part of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ASSOCIATED MATERIALS, LLC

Date:	June 2, 2014	By:	/s/Kenneth James
Kenneth James
General Counsel and Secretary